Exhibit 99.1

[NYMOX Logo] 1-800-93NYMOX
NEWS RELEASE

For Further Information Contact:
Roy Wolvin
Nymox Pharmaceutical Corporation
1-800-93NYMOX
www.nymox.com

For Immediate Release:

Recordati and Nymox Pharmaceutical Corporation Announce European Licensing Agreement for NX-1207

Milan, Italy and Hasbrouck Heights, NJ (December 16, 2010) Recordati (Milan: REC.MI) and Nymox Pharmaceutical Corporation (NASDAQ: NYMX) announced today the signing of a European licensing agreement for the development and commercialization of NX-1207, Nymox’s Phase III investigational drug currently in clinical development in the U.S. for the treatment of benign prostatic hyperplasia (BPH).

Under the terms of the agreement, Recordati receives exclusive rights to develop and subsequently market and sell NX-1207 in Europe including Russia and the CIS, the Middle East, the Maghreb area of North Africa and South Africa (i.e. a total of 81 countries). The licensing agreement covers the use of NX-1207 for the treatment of BPH as the initial indication for development and commercialization. Recordati will make an upfront payment to Nymox of € 10 million (approximately $13 million); approval and sales milestones payments; and tiered supply and royalty payments of a minimum of 26% to increase progressively up to 40% of total net sales in the case specific contractual conditions are achieved.

RBC Capital Markets, LLC served as financial advisor and provided assistance to Nymox with respect to this transaction.

Giovanni Recordati, Chairman and CEO of Recordati said, “We are very pleased with our new partnership with Nymox and believe the inclusion of NX-1207 in our development pipeline to be very important and in line with our commitment to increase the availability of new effective treatments for urological disorders.”

Dr. Paul Averback, CEO of Nymox said, “The Board and Management of Nymox consider Recordati to be an ideal partner in Europe for this potential major advance in the treatment of BPH. Recordati has a long history in Europe of clinical, regulatory and commercial expertise and has provided a strong commitment to the development and marketing of NX-1207.”

About BPH

Benign prostatic hyperplasia (BPH) or enlarged prostate is a common affliction of older men that causes difficulties with urination that can have a detrimental impact on health and quality of life and that can lead to acute urinary retention, incontinence, and other serious consequences. The disorder affects approximately half of men over age 50 and close to 90% of men by age 80, and is associated with growth in prostate size as men age. It is estimated that more than 100 million men worldwide suffer from the symptoms of BPH, including more than an estimated 20 million men in Europe alone. This market is anticipated to grow as the population ages.

About NX-1207

NX-1207 is a novel patented drug developed by Nymox which is currently in Phase 3 trials in the United States for the treatment of BPH. The drug involves a new targeted approach to the treatment of BPH. The drug is administered by a urologist in an office setting directly into the zone of the prostate where the enlargement occurs. The procedure takes only a few minutes, causes little or no pain or discomfort, and does not require anaesthesia or catheterization. The drug has successfully completed a series of blinded controlled multi-center U.S. clinical trials where a single dose of NX-1207 has been found to produce very promising symptomatic improvements without causing the sexual or cardiovascular side effects associated with currently approved drugs. Follow-up studies have shown evidence of long lasting benefit with a significant proportion of men who received a single dose reporting maintained improvement in BPH symptoms without other treatments for several years.

About Recordati

Recordati, established in 1926, is a European pharmaceutical group, listed on the Italian Stock Exchange (Reuters RECI.MI, Bloomberg REC IM, ISIN IT 0003828271),with a total staff of over 2,800, dedicated to the research, development, manufacturing and marketing of pharmaceuticals. It has headquarters in Milan, Italy, operations in the main European countries, and a growing presence in the new markets of Central and Eastern Europe. A European field force of around 1,400 medical representatives promotes a wide range of innovative pharmaceuticals, both proprietary and under license, in a number of therapeutic areas including a specialized business dedicated to treatments for rare diseases. Recordati’s current and growing coverage of the European pharmaceutical market makes it a partner of choice for new product licenses from companies which do not have European marketing organizations. Recordati is committed to the research and development of new drug entities within the cardiovascular and urogenital therapeutic areas and of treatments for rare diseases. Consolidated revenue for 2009 was € 747.5 million, operating income was € 162.2 million and net income was € 110.6 million. More information about Recordati is available at www.recordati.com; email: inver@recordati.it.

About Nymox

Nymox is a biotechnology company engaged in the research and development of therapeutics and diagnostics, with a particular emphasis on products targeted for the unmet needs of the aging population. In addition to NX-1207 for BPH, Nymox has a number of drug development programs for oncology (prostate cancer and hepatocellular carcinoma), Alzheimer's disease, E. coli food contamination, and other indications. The Company offers NicAlert® and TobacAlert® tests for measuring tobacco product exposure, and has developed AlzheimAlert®. More information about Nymox is available at www.nymox.com; email: info@nymox.com, or 800- 936-9669.

This press release contains certain “forward-looking statements” as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and the actual results and future events could differ materially from management’s current expectations. Such factors are detailed from time to time in Nymox's filings with the United States Securities and Exchange Commission and other regulatory authorities.

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